Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:

Investor Relations Department
Country/City Code 8862 Tel: 2656-8000
IR@gigamedia.com.tw

GigaMedia Announces Second-Quarter 2024

Financial Results

TAIPEI, Taiwan, July 31, 2024 – GigaMedia Limited (NASDAQ: GIGM) today announced its second-quarter 2024 unaudited financial results.

Comments from Management

In the second quarter of 2024, GigaMedia reported revenues of $0.72 million, with a gross profit $0.36 million, an operating loss of $1.05 million and the net loss of $0.61 million.

While the revenues were comparable to those in the first quarter 2024, both our gross profit and loss from operations were improved, and the net loss was slashed by $0.29 million from $0.90 million in last quarter.

Currently we focused on fine-tuning the operation of our casual games and customer platform for upcoming summer vacation.

Second Quarter Overview

•
Operating revenues slightly decreased by approximately 0.6% quarter-on-quarter, to $0.72 million in last quarter, and decreased by 29.7% year-over-year from $1.03 million the same period last year.
•
Gross profit increased by 4.0% to $0.36 million from $0.35 million in last quarter, and decreased by 36.4% compared to $0.57 million in the same period last year.
•
The net asset value was $3.82 per share.

Unaudited Consolidated Financial Results

GigaMedia Limited is a diversified provider of digital entertainment services. GigaMedia’s digital entertainment service business FunTown develops and operates a suite of digital entertainments in Taiwan and Hong Kong, with focus on browser/mobile games and casual games.

Unaudited consolidated results of GigaMedia are summarized in the table below.

For the Second Quarter

GIGAMEDIA 2Q24 UNAUDITED CONSOLIDATED FINANCIAL RESULTS
(unaudited, all figures in US$ thousands, except per share amounts)	2Q24	1Q24	Change (%)	2Q24	2Q23	Change (%)
Revenues	721	725	(0.6)%	721	1,025	(29.7)%
Gross Profit	360	346	4.0%	360	566	(36.4)%
Loss from Operations	(1,048)	(1,114)	NM	(1,048)	(920)	NM
Net Loss Attributable to GigaMedia	(612)	(902)	NM	(612)	(562)	NM
Loss Per Share Attributable to GigaMedia, Diluted	(0.06)	(0.08)	NM	(0.06)	(0.05)	NM
EBITDA (A)	(1,116)	(1,358)	NM	(1,116)	(983)	NM
Cash, Cash Equivalents and Restricted Cash	36,343	36,815	(1.3)%	36,343	37,775	(3.8)%

NM= Not Meaningful

(A)
EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). (See, “Use of Non-GAAP Measures,” for more details.)

Second-Quarter Financial Results

•
Consolidated revenues for the second quarter of 2024 slightly decreased by 0.6% quarter-on-quarter to $0.72 million in last quarter, and decreased by 29.7% year-over-year from $1.02 million the same period last year.
•
Consolidated gross profit was $0.36 million, increased by 4.0% quarter-on-quarter but decreased by 36.4% year-over-year.
•
Consolidated loss from operation of the second quarter of 2024 was a loss of $1.05 million, comparable to the operating loss of $1.11 in the first quarter.
•
Net loss in the second quarter of 2024 was $0.61 million, decreased from a net loss of $0.90 million in the first quarter.
•
Cash, cash equivalents and restricted cash at the end of the second quarter of 2024 amounted to $36.3 million, decreased by 1.3% from $36.8 million as of the end of the first quarter.

Financial Position

GigaMedia maintained its solid financial position, with cash, cash equivalents and restricted cash amounted to $36.3 million, or $3.29 per share, as of June 30, 2024.

Business Outlook

The following forward-looking statements reflect GigaMedia's expectations as of July 31, 2024. Given potential changes in economic conditions and consumer spending, the evolving nature of digital entertainments, and various other risk factors, including those discussed in the Company's 2023 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission as referenced below, actual results may differ materially.

“In the second half of 2024, we will dedicate ourselves to boosting the productivity of our products and services. GigaMedia will stick to the strategy of pursuing healthy growth with a lean operation while seeking for strategic expansion and new business,” stated GigaMedia CEO James Huang.

As for new business, our management continues evaluating and pursuing prospects of strategic investment targets that are with potential to expand our business and create greater shareholder value.

Use of Non-GAAP Measures

To supplement GigaMedia's consolidated financial statements presented in accordance with US GAAP, the Company uses the following measure defined as non-GAAP by the SEC: EBITDA. Management believes that EBITDA (earnings before interest, taxes, depreciation, and amortization) is a useful supplemental measure of performance because it excludes certain non-cash items such as depreciation and amortization and that EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA is not a recognized earnings measure under GAAP and does not have a standardized meaning. Non-GAAP measures such as EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, other financial measures prepared in accordance with GAAP. A limitation of using EBITDA is that it does not include all items that impact the company's net income for the period. Reconciliations to the GAAP equivalents of the non-GAAP financial measures are provided on the attached unaudited financial statements.

About the Numbers in This Release

Quarterly results

All quarterly results referred to in the text, tables and attachments to this release are unaudited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, unless otherwise noted as “non-GAAP,” and are presented in U.S. dollars.

Q&A

For Q&A regarding the second quarter 2024 performance upon the release, investors may send the questions via email to IR@gigamedia.com.tw, and the responses will be replied individually.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of digital entertainment services in Taiwan and Hong Kong. GigaMedia's digital entertainment service business is an innovative leader in Asia with growing capabilities of development, distribution and operation of digital entertainments, as well as platform services for games with a focus on mobile games and casual games. More information on GigaMedia can be obtained from www.gigamedia.com.tw.

The statements included above and elsewhere in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding expected financial performance (as described without limitation in the "Business Outlook" section and in quotations from management in this press release) and GigaMedia's strategic and operational plans. These statements are based on management's current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including but not limited to, our ability to license, develop or acquire additional online games that are appealing to users, our ability to retain existing online game players and attract new players, and our ability to launch online games in a timely manner and pursuant to our anticipated schedule. Further information on risks or other factors that could cause results to differ is detailed in GigaMedia's Annual Report on Form 20-F filed in April 2024 and its other filings with the United States Securities and Exchange Commission.

# # #

(Tables to follow)

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended			Six months ended
	6/30/2024	3/31/2024	6/30/2023	6/30/2024	6/30/2023
	unaudited	unaudited	unaudited	unaudited	unaudited
	USD	USD	USD	USD	USD
Operating revenues
Digital entertainment service revenues	721	725	1,025	1,445	2,350
	721	725	1,025	1,445	2,350
Operating costs
Cost of digital entertainment service revenues	361	379	459	741	991
	361	379	459	741	991
Gross profit	360	346	566	704	1,359
Operating expenses
Product development and engineering expenses	175	185	188	360	367
Selling and marketing expenses	348	378	407	726	838
General and administrative expenses	885	896	891	1,781	1,770
Other	—	1	—	1	1
	1,408	1,460	1,486	2,868	2,976
Loss from operations	(1,048)	(1,114)	(920)	(2,164)	(1,617)
Non-operating income (expense)
Interest income	518	471	435	989	840
Foreign exchange loss - net	(87)	(276)	(136)	(362)	(137)
Changes in the fair value of an instrument recognized at fair value	3	9	52	13	33
Other-net	2	8	7	10	7
	436	212	358	650	743
Loss from continuing operations before income taxes	(612)	(902)	(562)	(1,514)	(874)
Income tax expense	—	—	—	—	—
Net loss attributable to shareholders of GigaMedia	(612)	(902)	(562)	(1,514)	(874)
Loss per share attributable to GigaMedia:
Basic	(0.06)	(0.08)	(0.05)	(0.14)	(0.08)
Diluted	(0.06)	(0.08)	(0.05)	(0.14)	(0.08)
Weighted average shares outstanding:
Basic	11,052	11,052	11,052	11,052	11,052
Diluted	11,052	11,052	11,052	11,052	11,052

GIGAMEDIA LIMITED

CONSOLIDATED BALANCE SHEET

	6/30/2024	3/31/2024	6/30/2023
	unaudited	unaudited	unaudited
	USD	USD	USD
Assets
Current assets
Cash and cash equivalents	36,030	36,502	37,462
Investment in securities-current	—	—	7,950
Accounts receivable - net	198	239	187
Prepaid expenses	226	374	225
Restricted cash	313	313	313
Other receivables	496	371	766
Other current assets	142	138	119
Total current assets	37,405	37,937	47,022

Investment in securities - noncurrent	5,819	5,798	2,371
Property, plant & equipment - net	109	112	132
Intangible assets - net	8	10	13
Prepaid licensing and royalty fees	215	251	102
Other assets	1,264	1,322	1,510
Total assets	44,820	45,430	51,150

Liabilities and equity
Accounts payable	23	23	29
Accrued compensation	250	157	231
Accrued expenses	778	784	855
Unearned revenue	565	579	848
Other current liabilities	686	688	718
Total current liabilities	2,302	2,231	2,681
Other liabilities	254	379	714
Total liabilities	2,556	2,610	3,395
Total equity	42,264	42,820	47,755
Total liabilities and equity	44,820	45,430	51,150

GIGAMEDIA LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS

	Three months ended			Six months ended
	6/30/2024	3/31/2024	6/30/2023	6/30/2024	6/30/2023
	unaudited	unaudited	unaudited	unaudited	unaudited
	USD	USD	USD	USD	USD
Reconciliation of Net Loss to EBITDA
Net loss attributable to GigaMedia	(612)	(902)	(562)	(1,514)	(874)
Depreciation	12	12	11	24	22
Amortization	2	3	3	5	6
Interest income	(518)	(471)	(435)	(989)	(840)
Interest expense	—	—	—	—	—
Income tax expense	—	—	—	—	—
EBITDA	(1,116)	(1,358)	(983)	(2,474)	(1,686)